

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 30, 2014

Matthew Cenac
Senior Vice President and Chief Financial Officer
SEACOR Holdings, Inc.
2200 Eller Drive, P.O. Box 13038,
Fort Lauderdale, Florida 33316

> **Re:** **SEACOR Holdings, Inc.**
> **Form 10-K for the Year Ended December 31, 2013**
> **Filed March 3, 2014**
> **File No. 001-12289**
>
> **Form 10-Q for the Quarterly Period Ended September 30, 2014**
> **Filed October 27, 2014**
> **File No. 001-12289**

Dear Mr. Cenac:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2013

Item 8. Financial statements and Supplementary Data

Consolidated Statement of Cash Flows, page 92

1. Please tell us why you have recorded "Purchases of Marketable Securities" and "Proceeds from sale of Marketable Securities" as cash flows from operating activities instead of as investing cash flows.

Form 10-Q for the Quarter Ended September 30, 2014

Item 4. Controls and Procedures, page 45

2. Your disclosure here specifically refers to only a portion of the disclosure controls and procedures as defined in Exchange Act rules 13a-15(e) and 15d-15(e). Specifically, you did not indicate that disclosure controls and procedures are designed to ensure that information required to be disclosed in reports filed or submitted under the Act is recorded, processed, **_summarized and reported, within the time periods specified in the Commission's rules and forms._** Although there is no requirement to disclose the full definition, specific reference to only a portion of the definition gives the appearance of limiting management's conclusion solely to the portion referred to. Please represent to us and revise all future filings for management's conclusion in regard to the company's disclosure controls and procedures as fully defined in Exchange Act rules 13a-15(e) and 15d-15(e).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Aamira Chaudry at 202-551-3389 or Amy Geddes at 202-551-3304 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Melissa Raminpour for

Lyn Shenk
Accounting Branch Chief